EXHIBIT 99.1

B2Gold Reports Q2 2024 Results and Updated 2024 Guidance

VANCOUVER, British Columbia, Aug. 08, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the second quarter of 2024. All dollar figures are in United States dollars unless otherwise indicated.

2024 Second Quarter Highlights

  Total gold production of 212,508 ounces: Total gold production in the second quarter of 2024 was 212,508 ounces, including 8,267 ounces of attributable production from Calibre Mining Corp. (“Calibre”). Production at the Fekola Mine in the second quarter of 2024 was below expectations as a result of damage to an excavator and the delay in receiving replacement equipment which impacted equipment availability for the second quarter of 2024, reducing tonnes mined. These equipment availability issues are being addressed and mining rates are expected to improve by the end of the third quarter of 2024.
  Total consolidated cash operating costs of $839 per gold ounce produced, at the low end of the annual guidance range: Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $839 per gold ounce produced during the second quarter of 2024 with consolidated cash operating costs from the Company’s three operating mines of $808 per gold ounce produced.
  Total consolidated all-in sustaining costs of $1,267 per gold ounce sold, below the annual guidance range: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,267 per gold ounce sold for the second quarter of 2024 with consolidated all-in sustaining costs from the Company’s three operating mines of $1,244 per gold ounce sold.
  Total gold production for 2024 now expected to be between 800,000 and 870,000 ounces (including 20,000 ounces of attributable production from Calibre): Total gold production for 2024 is expected to be impacted by the delay in mining higher-grade ore from Phase 7 of the Fekola pit due to equipment availability issues, resulting in an expected decrease of approximately 50,000 ounces in Fekola production for full year 2024. Mining and processing of these ounces is now expected in the first half of 2025. Lower anticipated Fekola production is partially offset by increased gold production guidance at Masbate and Otjikoto, by 10,000 ounces combined. In addition, following the sale of a portion of the Company's equity interest in Calibre in June 2024, the Company will stop reporting its share of attributable Calibre production going forward. In 2024, B2Gold now expects total gold production to be between 800,000 and 870,000 ounces (including 20,000 ounces of attributable production from Calibre). The previous 2024 total gold production range of between 860,000 and 940,000 ounces included 40,000 to 50,000 ounces of attributable production from Calibre.
  Total consolidated all-in sustaining costs (including attributable results for Calibre) for 2024 now expected to be between $1,420 and $1,480 per ounce: Total consolidated all-in sustaining costs (including attributable results for Calibre) for 2024 are now forecast to be between $1,420 and $1,480 per ounce (original guidance range of between $1,360 and $1,420 per ounce).
  Attributable net loss of $0.02 per share; adjusted attributable net income of $0.06 per share: Net loss attributable to the shareholders of the Company in the second quarter of 2024 of $24 million ($0.02 per share), primarily the result of a non-cash impairment of the Fekola Complex; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $78 million ($0.06 per share).
  Operating cash flow before working capital adjustments of $192 million: Cash flow provided by operating activities before working capital adjustments was $192 million in the second quarter of 2024.
  Strong financial position and liquidity: At June 30, 2024, the Company had cash and cash equivalents of $467 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $600 million.
  Q3 2024 dividend of $0.04 per share declared: On August 8, 2024, B2Gold's Board of Directors declared a cash dividend for the third quarter of 2024 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on September 23, 2024, to shareholders of record as of September 10, 2024.
  All planned construction for the first half of 2024 necessary to produce gold at the Goose Project by the end of Q2 2025 now complete and project development remains on schedule: B2Gold successfully completed the 2024 Winter Ice Road (“WIR”) campaign in the second quarter of 2024 and has delivered all necessary items from the Marine Laydown Area (“MLA”) to complete the construction of the Goose Project in the second quarter of 2025. The key construction items completed in the second quarter included the construction of three additional fuel storage tanks at the MLA to increase fuel storage capacity to more than 80 million liters of fuel, which are anticipated to begin to receive fuel in August 2024; the construction of three additional fuel storage tanks at the Goose Project site to increase fuel storage capacity to more than 80 million liters of fuel, of which two of the three tanks have been completed with the third tank expected to be completed in the third quarter of 2024; and the purchase of materials necessary to complete construction and the staging of those materials for shipment to the MLA during the 2024 sealift.
  Positive Preliminary Economic Assessment (“PEA”) results for the Gramalote Project; feasibility work has commenced: On June 18, 2024, the Company released the results of a positive PEA on its 100% owned Gramalote Project located in the Department of Antioquia, Colombia. Highlights of the PEA include a significant production profile with average annual gold production of 185,000 ounces over a 12.5 year project life and strong project economics with an after-tax net present value discounted at 5% (“NPV5%”) of $778 million and an after-tax internal rate of return (“IRR”) of 20.6%. B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025.

  Initial Inferred Mineral Resource Estimate announced for the Springbok Zone of the Antelope deposit at the Otjikoto Mine: On June 20, 2024, the Company released an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three kilometers (“km”) south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia. The Company determined that the initial Inferred Mineral Resource Estimate was sufficient to initiate a PEA on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to the receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026.
  Partnered with Sandbox Royalties Corp. (“Sandbox”) to create Versamet Royalties Corporation (“Versamet”); B2Gold expected to receive $90 million equity interest in Versamet: On June 5, 2024, B2Gold entered into a purchase and sale agreement to sell a portfolio of 10 precious and base metals royalties to Sandbox, a private returns-focused metals royalty company, for consideration of 153.2 million common shares at a price of C$0.80 per share, representing an equity ownership interest in Versamet of 33.0% valued at approximately $90 million.

Second Quarter 2024 Results

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	492,569	470,854	954,013	944,410
Net (loss) income ($ in thousands)	(34,777)	91,850	13,704	193,754
(Loss) earnings per share – basic(1) ($/ share)	(0.02)	0.06	0.01	0.14
(Loss) earnings per share – diluted(1) ($/ share)	(0.02)	0.06	0.01	0.14
Cash provided by operating activities ($ thousands)	62,432	194,983	773,159	398,806
Average realized gold price ($/ ounce)	2,343	1,969	2,202	1,934
Adjusted net income(1)(2) ($ in thousands)	78,449	85,804	159,952	191,666
Adjusted earnings per share(1)(2) – basic ($)	0.06	0.07	0.12	0.16
Consolidated operations results:
Gold sold (ounces)	210,228	239,100	433,206	488,250
Gold produced (ounces)	204,241	245,961	418,580	496,680
Production costs ($ in thousands)	151,299	152,762	308,044	280,366
Cash operating costs(2) ($/ gold ounce sold)	720	639	711	574
Cash operating costs(2) ($/ gold ounce produced)	808	607	762	591
Total cash costs(2) ($/ gold ounce sold)	877	777	857	714
All-in sustaining costs(2) ($/ gold ounce sold)	1,244	1,210	1,296	1,128
Operations results including equity investment in Calibre:
Gold sold (ounces)	218,495	255,897	452,850	521,189
Gold produced (ounces)	212,508	262,701	438,224	529,557
Production costs ($ in thousands)	164,520	170,577	333,170	313,946
Cash operating costs(2) ($/ gold ounce sold)	753	667	736	602
Cash operating costs(2) ($/ gold ounce produced)	839	636	785	618
Total cash costs(2) ($/ gold ounce sold)	908	800	879	738
All-in sustaining costs(2) ($/ gold ounce sold)	1,267	1,214	1,308	1,135

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2024, the Company had cash and cash equivalents of $467 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $600 million (December 31, 2023 - $397 million). At June 30, 2024, the full amount of the Company's $700 million revolving credit facility was undrawn and available.

Third Quarter 2024 Dividend

On August 8, 2024, B2Gold’s Board of Directors (the “Board”) declared a cash dividend for the third quarter of 2024 (the “Q3 2024 Dividend”) of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on September 23, 2024, to shareholders of record as of September 10, 2024.

In 2023, the Company implemented a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q3 2024 Dividend, the Company is pleased to announce that a discount of 3% will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. However, the Company may, from time to time, in its discretion, change or eliminate any applicable discount, which would be publicly announced, all in accordance with the terms and conditions of the DRIP. Participation in the DRIP is optional. In order to participate in the DRIP in time for the Q3 2024 Dividend, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada by no later than 4:00 p.m. (Toronto time) on September 16, 2024. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares well in advance of the above date for instructions on how to enroll in the DRIP.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	270,592	281,672	526,910	595,897
Gold sold (ounces)	115,288	142,850	239,116	307,900
Average realized gold price ($/ ounce)	2,347	1,972	2,204	1,935
Tonnes of ore milled	2,520,377	2,324,043	4,983,240	4,595,934
Grade (grams/ tonne)	1.51	2.24	1.57	2.36
Recovery (%)	92.8	91.8	92.7	91.9
Gold production (ounces)	111,583	152,427	230,724	318,291
Production costs ($ in thousands)	81,481	79,245	166,586	156,906
Cash operating costs(1) ($/ gold ounce sold)	707	555	697	510
Cash operating costs(1) ($/ gold ounce produced)	839	538	766	509
Total cash costs(1) ($/ gold ounce sold)	895	721	873	673
All-in sustaining costs(1) ($/ gold ounce sold)	1,258	1,165	1,351	1,057
Capital expenditures ($ in thousands)	53,179	74,151	133,741	127,946
Exploration ($ in thousands)	838	—	2,140	1,706

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 111,583 ounces of gold in the second quarter of 2024, slightly below expectations due to the delayed timing of mining of high-grade ore as compared to expectations, resulting in less high-grade ore processed during the second quarter of 2024. For the second quarter of 2024, mill feed grade was 1.51 grams per tonne (“g/t”), mill throughput was 2.52 million tonnes, and gold recovery averaged 92.8%. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability for the second quarter of 2024, reducing tonnes mined. These equipment availability issues are being addressed through the delivery of a new excavator, and mining rates are expected to improve by the end of the third quarter of 2024. The reduction in mining rate capacity experienced in 2024 is anticipated to impact the availability of higher-grade ore from Phase 7 of the Fekola pit during the second half of 2024 resulting in an expected decrease of approximately 50,000 ounces in Fekola production for full year 2024. Mining and processing of these ounces is now expected in the first half of 2025. Ore volumes and grades continue to reconcile well with modeled values.

The Fekola Mine’s cash operating costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $839 per gold ounce produced ($707 per gold ounce sold). Cash operating costs per gold ounce produced for the second quarter of 2024 were lower than expected as a result of lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs as a result of lower than anticipated mined tonnage due to equipment availability.

All-in sustaining costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $1,258 per gold ounce sold. All-in sustaining costs were lower than expected as a result of lower than anticipated production costs per gold ounce sold and lower than expected sustaining capital expenditures partially offset by higher gold royalties resulting from a higher than anticipated average realized gold price. The lower sustaining capital expenditures were mainly due to timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures in the second quarter of 2024 totalled $53 million primarily consisting of $13 million for deferred stripping, $9 million for mobile equipment purchases and rebuilds, $9 million for the construction of a new tailings storage facility, $15 million for Fekola underground development, $4 million for solar plant expansion and $2 million for power generation.

As a result of the delay in accessing higher-grade ounces from Phase 7 of the Fekola pit, the Fekola Mine is now expected to produce between 420,000 and 450,000 ounces of gold in 2024 (original guidance of between 470,000 and 500,000 ounces) at cash operating costs of between $870 and $930 per ounce (original guidance of between $835 and $895 per ounce) and all-in sustaining costs of between $1,510 and $1,570 per ounce (original guidance of between $1,420 and $1,480 per ounce).

Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit).

The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold's preliminary planning, Fekola Regional could provide selective higher-grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum (“Mtpa”). Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources.

Receipt of a mining permit for the Fekola Regional licenses remains outstanding. The Company expects to apply for such a permit in the third quarter of 2024 following the finalization of the implementation decree for the new 2023 Mining Code by the State of Mali in July 2024. Throughout the first half of 2024, B2Gold has continued to hold meetings with the representatives of the Government of Mali regarding the 2023 Mining Code and the parties are close to finalizing an agreement that will cover the future operation of the Fekola Complex. The Government of Mali has expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023.

The known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code and the ongoing discussions with the State of Mali as to its application are considered to be updated indicators of impairment for the Fekola Complex assets. The Company’s analysis concluded that the Fekola Complex was impaired resulting in a non-cash net impairment charge of $194 million in Q2 2024 and a corresponding reduction in the carrying value of the Fekola Complex assets at the balance sheet date. As of June 30, 2024, the carrying value of the Fekola Complex’s mining interests was $985 million. Significant exploration potential remains across the Fekola Complex to further extend the mine life. It is anticipated that exploration drilling will recommence in Mali in the second half of 2024.

Masbate Mine – The Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	109,083	111,291	208,050	168,283
Gold sold (ounces)	46,600	56,700	94,300	86,350
Average realized gold price ($/ ounce)	2,341	1,963	2,206	1,949
Tonnes of ore milled	2,043,057	2,000,360	4,212,519	4,069,402
Grade (grams/ tonne)	0.94	1.03	0.96	0.99
Recovery (%)	72.4	74.3	72.4	73.9
Gold production (ounces)	44,515	49,478	94,297	95,842
Production costs ($ in thousands)	37,602	48,170	80,373	73,163
Cash operating costs(1) ($/ gold ounce sold)	807	850	852	847
Cash operating costs(1) ($/ gold ounce produced)	876	817	854	849
Total cash costs(1) ($/ gold ounce sold)	955	960	983	971
All-in sustaining costs(1) ($/ gold ounce sold)	1,135	1,091	1,177	1,169
Capital expenditures ($ in thousands)	6,507	6,098	15,037	15,051
Exploration ($ in thousands)	928	1,008	1,749	1,967

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with second quarter of 2024 gold production of 44,515 ounces, slightly above expectations. For the second quarter of 2024, mill feed grade was 0.94 g/t, mill throughput was 2.04 million tonnes, and gold recovery averaged 72.4%, lower than expected. Lower gold recovery was a result of mining additional lower recovery high-grade sulphide ore during the second quarter of 2024. Actual gold recovery for the second quarter of 2024 remained in line with modeled recovery values for the ore mined.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $876 per gold ounce produced ($807 per gold ounce sold). Cash operating costs per gold ounce produced for the second quarter of 2024 were lower than expected as a result of higher gold production and lower than anticipated mining and processing costs due to higher productivity and lower diesel and heavy fuel oil costs.

All-in sustaining costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $1,135 per ounce sold. All-in sustaining costs for the second quarter of 2024 were lower than expected as a result of lower than anticipated production costs per gold ounce sold.

Capital expenditures in the second quarter of 2024 totalled $7 million, primarily consisting of $2 million for mobile equipment purchases and rebuilds, $2 million for process plant maintenance, $1 million for expansion of the existing tailings storage facility and $1 million for deferred stripping.

The Masbate Mine is now expected to produce between 175,000 and 195,000 ounces of gold in 2024 (original guidance of between 170,000 and 190,000 ounces) at cash operating costs of between $910 and $970 per ounce (original guidance of between $945 and $1,005 per ounce) and all-in sustaining costs of between $1,260 and $1,320 per ounce (original guidance of between $1,300 and $1,360 per ounce). Gold production is scheduled to be relatively consistent throughout 2024. For 2024, Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore and low-grade ore stockpiles.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	112,894	77,891	219,053	180,230
Gold sold (ounces)	48,340	39,550	99,790	94,000
Average realized gold price ($/ ounce)	2,335	1,969	2,195	1,917
Tonnes of ore milled	850,649	875,055	1,677,126	1,699,007
Grade (grams/ tonne)	1.79	1.59	1.76	1.53
Recovery (%)	98.6	98.7	98.5	98.7
Gold production (ounces)	48,143	44,056	93,559	82,547
Production costs ($ in thousands)	32,216	25,347	61,085	50,297
Cash operating costs(1) ($/ gold ounce sold)	666	641	612	535
Cash operating costs(1) ($/ gold ounce produced)	673	611	658	609
Total cash costs(1) ($/ gold ounce sold)	760	720	700	612
All-in sustaining costs(1) ($/ gold ounce sold)	1,044	1,187	1,000	1,024
Capital expenditures ($ in thousands)	11,706	15,630	25,519	32,976
Exploration ($ in thousands)	1,514	996	3,303	1,490

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the second quarter of 2024, producing 48,143 ounces of gold, above expectations as a result of higher than anticipated mill feed grade. For the second quarter of 2024, mill feed grade was 1.79 g/t, mill throughput was 0.85 million tonnes, and gold recovery averaged 98.6%.

Ore production from the Wolfshag underground mine for the second quarter of 2024 averaged over 1,500 tonnes per day at an average grade of 4.69 g/t gold. As of the beginning of 2024, the Probable Mineral Reserve estimate for the Wolfshag deposit included 100,000 ounces of gold in 0.6 million tonnes of ore at an average grade of 5.02 g/t gold. Open pit mining operations at the Otjikoto Mine will continue to ramp down in 2024 and conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2031. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately three km south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit. Over 36,000 meters have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 meters completed in 2024, to establish the 50 x 50 meter spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold was sufficient to initiate a PEA on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low-grade stockpiles at the Otjikoto mill from 2026 to 2031. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

The Otjikoto Mine's cash operating costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $673 per gold ounce produced ($666 per ounce gold sold). Cash operating costs per gold ounce produced for the second quarter of 2024 were higher than anticipated due to lower than expected credits for deferred stripping resulting from more ore being mined than anticipated and lower capitalized underground development credits for the second quarter of 2024.

All-in sustaining costs (see “Non-IFRS Measures”) for the second quarter of 2024 were $1,044 per gold ounce sold. All-in sustaining costs for the second quarter of 2024 were slightly higher than expected as a result of higher than expected cash operating costs and higher gold royalties due to a higher than anticipated average realized gold price, partially offset by lower than expected sustaining capital expenditures and higher than anticipated gold ounces sold.

Capital expenditures for the second quarter of 2024 totalled $12 million, consisting of $9 million for deferred stripping in the Otjikoto pit, $2 million for Wolfshag underground mine development and $1 million for mining equipment rebuilds.

The Otjikoto Mine is now expected to produce between 185,000 and 205,000 ounces of gold in 2024 (original guidance of between 180,000 and 200,000 ounces) at cash operating costs in the upper end of its guidance range of between $685 and $745 per ounce and all-in sustaining costs of between $960 and $1,020 per ounce. Gold production at Otjikoto is expected to be relatively consistent throughout 2024. For 2024, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles.

Goose Project Development

The Back River Gold District consists of five mineral claims blocks along an 80 km belt. Construction is underway at the most advanced project in the district, the Goose Project, and has been de-risked with significant infrastructure currently in place.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and the prioritization of critical path construction activities. An additional three months of mining was added to the schedule to ensure that the Umwelt open pit, underground development and crown pillar activities align and that there is significant tailings storage capacity in the Echo open pit. With the schedule change, the mill is expected to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025. This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

B2Gold successfully completed the 2024 WIR campaign in the second quarter of 2024 and has delivered all necessary materials from the MLA to complete the construction of the Goose Project. All planned construction for the first half of 2024 that is necessary to produce gold by the end of the second quarter of 2025 has been completed and project development remains on schedule. The key construction items that were completed in the second quarter included the installation of Phase 2 of the Goose Project accommodation complex, which expanded camp capacity to more than 600 beds; the construction of three additional fuel storage tanks at the MLA to increase fuel storage capacity to more than 80 million liters of fuel, which are anticipated to begin to receive fuel in August 2024; the construction of three additional fuel storage tanks at the Goose Project site to increase fuel storage capacity to more than 80 million liters of fuel, of which two of the three tanks have been completed with the third tank expected to be completed in the third quarter of 2024; the purchase of materials necessary to complete construction and the staging of those materials for shipment to the MLA, with ten ships and one barge having been scheduled (seven ships with dry cargo of more than 120,000m3 and three ships with more than 80 million liters of fuel) and prepared to depart for the MLA during the 2024 sealift in August and September; the purchase of additional trucks for the 2025 WIR campaign, with a total of 105 trucks now available; the placement of more than 75% of the concrete, with more than 90% of the concrete expected to be placed by the end of the third quarter of 2024; the placement of all E-houses on the mill pad with electricians now working on connecting power to various components; piping work focused on the fuel storage tanks and the final Heavy Mechanical Equipment workshop; and the development of access for placement of piping and barge for fresh water system, with installation expected in the third quarter of 2024.

Development of the open pit and underground remain on the critical path to ensure that adequate material is available for start up and that the Echo pit is available for tailings placement. The open pit started slowly, but showed good progress in the second quarter of 2024, meeting production targets, and is anticipated to be ready to receive tailings when the mill starts. The underground mine remains on schedule for commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining of the crown pillar and maximizing volumes of the Echo pit.

After completing a detailed design review of the Goose Project, B2Gold announced in January 2024 a revised construction capital estimate to C$1,050 million. In addition, before wet commissioning the Company estimated it will spend an additional C$200 million on underground development, deferred stripping and sustaining capital, as well as an additional C$205 million for fuels, reagents, and other working capital items necessary to build up site inventory levels due to the seasonality of the project logistics. In the second quarter of 2024, the Company incurred cash expenditures of $128 million (C$175 million) for the Goose Project on construction and mine development activities and $43 million (C$58 million) on supplies inventory. After successful completion of the 2024 WIR, it is anticipated that cash expenditures on construction and mine development activities will be lower in the second half of 2024 compared to the cash expenditures incurred in the first half of 2024.

B2Gold is currently updating the total construction capital estimate to incorporate the (previously announced) three month delay in commencement of operations and additional costs associated with logistics of shipping materials to the Goose Project site via air transport. A final updated budget is expected to be released in early September 2024.

Gramalote Project Development

On June 18, 2024, the Company announced positive PEA results on its 100% owned Gramalote Project located in the Department of Antioquia, Colombia. Based on the preliminary results completed in 2022, the contemplated larger-scale project with AngloGold Ashanti Ltd. did not meet the combined investment return thresholds for development. In 2023, B2Gold completed a detailed review of the Gramalote Project with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. The results of the review allowed the Company to determine the optimal parameters and assumptions for the PEA.

The PEA, with an effective date of April 1, 2024, was prepared by B2Gold and evaluates recovery of gold from an open pit mining operation that will move up to approximately 97,000 tonnes per day (“tpd”) (35.3 Mtpa) with an approximately 16,500 tpd (6.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of the flotation concentrate followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Resource estimate for the Gramalote Project that formed the basis for the PEA includes Indicated Mineral Resources of 192.2 million tonnes grading 0.68 g/t gold for a total of 4,210,000 ounces of gold and Inferred Mineral Resources of 85.4 million tonnes grading 0.54 g/t gold for a total of 1,480,000 ounces of gold.

The PEA outlines a significant production profile with average annual gold production of 185,000 ounces over a 12.5 year project life with a low-cost structure and favorable metallurgical characteristics. Additionally, the PEA outlines strong project economics with an after-tax NPV5% of $778 million and an after-tax IRR of 20.6%, with a project payback on pre-production capital of 3.1 years, and an estimated pre-production capital cost for the project of $807 million (including approximately $93 million for mining equipment and $63 million for contingency). A robust amount of historical drilling and engineering studies have been completed on the Gramalote Project, which significantly de-risks future project development. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine.

The PEA is preliminary in nature and includes a small amount of Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study is required. B2Gold has commenced work on the modifications to the Environment Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Outlook

Total gold production for 2024 is forecast to be between 800,000 and 870,000 ounces, including 20,000 ounces of attributable gold production from Calibre.

Based on current estimates, consolidated gold production in 2025 is expected to materially improve, driven by a significant increase in gold production from the Fekola Complex, relative to 2024, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertaken throughout 2024, the expected full year contribution of higher-grade ore from Fekola Regional which is anticipated to contribute between 80,000 to 100,000 ounces of additional production, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground).

Upon completion of construction activities at the Goose Project, the mine is expected to commence gold production in the second quarter of 2025 and contribute between 120,000 and 150,000 ounces of gold production in calendar year 2025. Over the first five full calendar years of operation from 2026 to 2030, the average annual gold production for the Goose Project is estimated to be in excess of 310,000 ounces of gold per year.

The positive PEA results on the Company’s 100% owned Gramalote Project, located in the Department of Antioquia, Colombia, outlines a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics with an after-tax NPV5% of $778 million and an after-tax IRR of 20.6% over a 12.5 year project life. As a result, B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

Following the release of an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, in the second quarter of 2024, the Company has commenced a PEA which is expected to be completed in the first half of 2025. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to supplement the processing of low-grade stockpiles at the Otjikoto Mine through 2031, with the goal of increasing gold production levels to over 100,000 ounces per year from 2026 through 2031.

The Company's ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the significant potential increase in gold production from the Company’s existing development projects, continue exploration programs across the Company’s robust land packages, evaluate new exploration, development and production opportunities, and continue to return capital to shareholders.

Second Quarter 2024 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Friday, August 9, 2024, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (844) 763-8274
  All other callers: +1 (647) 484-8814

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 5652344. All other callers: +1 (412) 317-0088, replay access code 5652344.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,420 and $1,480 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million and the cost for reagents and other working capital items being C$205 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first five years; the potential for first gold production in the second quarter of 2025 from the Goose Project; the Company's consolidated gold production to be relatively consistent throughout 2024; Fekola Regional production now expected to commence at the beginning of 2025; the potential receipt of a mining permit for Fekola Regional licenses later in 2024; the impact of the 2023 Mining Code in Mali; the status of the negotiations with the Government of Mali and the results thereof; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2026 through 2031; the timing and results of the PEA on the Antelope deposit and the potential for the Antelope Zone to contribute to the Otjikoto production profile; the results and estimates in the Gramalote PEA, including the project life, average annual gold production, processing rate, capital cost, net present value, after-tax net cash flow and payback; the timing and results of a feasibility study on the Gramalote Project; and the potential to develop the Gramalote Project as an open pit gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Gold revenue	$492,569	$470,854	$954,013	$944,410

Cost of sales
Production costs	(151,299)	(152,762)	(308,044)	(280,366)
Depreciation and depletion	(95,008)	(94,662)	(185,454)	(191,820)
Royalties and production taxes	(33,089)	(33,111)	(63,116)	(68,272)
Total cost of sales	(279,396)	(280,535)	(556,614)	(540,458)

Gross profit	213,173	190,319	397,399	403,952

General and administrative	(12,968)	(13,921)	(27,106)	(28,106)
Share-based payments	(4,792)	(4,591)	(9,746)	(11,445)
Impairment of long-lived assets	(215,216)	(4,885)	(215,216)	(4,885)
Gain on sale of mining interests	48,662	—	48,662	—
Gain on sale of shares in associate	16,822	—	16,822	—
Non-recoverable input taxes	(2,695)	(1,139)	(6,999)	(3,046)
Share of net income of associates	2,582	7,009	4,679	11,988
Foreign exchange losses	(11,356)	(2,253)	(13,735)	(2,849)
Community relations	(442)	(1,722)	(931)	(2,725)
Write-down of mining interests	(636)	—	(636)	(16,457)
Restructuring charges	—	(7,080)	—	(7,080)
Other expense	(2,322)	(2,598)	(7,754)	(4,289)
Operating income	30,812	159,139	185,439	335,058

Interest and financing expense	(7,465)	(2,916)	(17,036)	(5,842)
Interest income	7,671	6,035	13,126	11,854
Change in fair value of gold stream	(8,387)	(1,100)	(19,239)	(1,100)
Gains (losses) on dilution of associate	998	—	(8,984)	—
Gains on derivative instruments	429	782	704	425
Other income (expense)	12	(2,518)	155	(4,118)
Income from operations before taxes	24,070	159,422	154,165	336,277

Current income tax, withholding and other taxes	(96,697)	(71,205)	(158,281)	(147,945)
Deferred income tax recovery	37,850	3,633	17,820	5,422
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754

Attributable to:
Shareholders of the Company	$(24,004)	$80,418	$15,747	$166,391
Non-controlling interests	(10,773)	11,432	(2,043)	27,363
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.02)	$0.06	$0.01	$0.14
Diluted	$(0.02)	$0.06	$0.01	$0.14

Weighted average number of common shares outstanding (in thousands)
Basic	1,307,176	1,251,832	1,305,183	1,164,104
Diluted	1,307,176	1,257,804	1,308,746	1,169,853

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Operating activities
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754
Mine restoration provisions settled	(650)	(579)	(941)	(579)
Non-cash charges, net	227,042	107,409	378,364	228,941
Proceeds from prepaid sales	—	—	500,023	—
Changes in non-cash working capital	(79,709)	15,052	(57,724)	21,278
Changes in long-term inventory	(13,298)	—	(9,146)	—
Changes in long-term value added tax receivables	(36,176)	(18,749)	(51,121)	(44,588)
Cash provided by operating activities	62,432	194,983	773,159	398,806

Financing activities
Repayment of revolving credit facility	—	—	(150,000)	—
Extinguishment of gold stream and construction financing obligations	—	(111,819)	—	(111,819)
Repayment of equipment loan facilities	(3,519)	(2,887)	(5,906)	(6,465)
Interest and commitment fees paid	(1,090)	(1,118)	(4,669)	(2,120)
Cash proceeds from stock option exercises	1,357	3,464	2,445	5,908
Dividends paid	(45,869)	(51,730)	(91,858)	(94,706)
Principal payments on lease arrangements	(1,140)	(2,046)	(2,588)	(3,489)
Distributions to non-controlling interests	(2,708)	(2,198)	(7,288)	(4,280)
Other	691	770	962	1,587
Cash used by financing activities	(52,278)	(167,564)	(258,902)	(215,384)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,179)	(74,151)	(133,741)	(127,946)
Masbate Mine	(6,507)	(6,098)	(15,037)	(15,051)
Otjikoto Mine	(11,706)	(15,630)	(25,519)	(32,976)
Goose Project	(127,704)	(68,612)	(245,155)	(68,612)
Fekola Regional Properties	(4,924)	(15,035)	(9,425)	(29,810)
Gramalote Project	(3,560)	(1,204)	(6,870)	(1,714)
Other exploration	(11,572)	(24,552)	(20,412)	(40,543)
Cash proceeds on sale of investment in associate	100,302	—	100,302	—
Cash proceeds on sale of long-term investment	18,661	—	18,661	—
Purchase of long-term investment	(6,252)	(16,764)	(6,252)	(31,880)
Funding of reclamation accounts	(1,676)	(1,351)	(2,705)	(2,640)
Loan to associate	—	—	(1,496)	—
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	38,083	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	(6,672)	—	(6,672)
Other	(295)	101	(340)	(3,212)
Cash used by investing activities	(108,412)	(191,885)	(347,989)	(322,973)

(Decrease) increase in cash and cash equivalents	(98,258)	(164,466)	166,268	(139,551)

Effect of exchange rate changes on cash and cash equivalents	(2,716)	(3,067)	(6,323)	(6,188)
Cash and cash equivalents, beginning of period	567,814	673,740	306,895	651,946
Cash and cash equivalents, end of period	$466,840	$506,207	$466,840	$506,207

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)

	As at June 30, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$466,840	$306,895
Accounts receivable, prepaids and other	41,330	27,491
Value-added and other tax receivables	31,368	29,848
Inventories	376,822	346,495
Assets classified as held for sale	10,230	—
	926,590	710,729

Long-term investments	123,764	86,007
Value-added tax receivables	250,171	199,671
Mining interests	3,616,534	3,563,490
Investments in associates	74,193	134,092
Long-term inventories	102,609	100,068
Other assets	72,346	63,635
Deferred income taxes	16,645	16,927
	$5,182,852	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$178,528	$167,117
Current income and other taxes payable	113,685	120,679
Current portion of long-term debt	14,857	16,256
Current portion of mine restoration provisions	2,109	3,050
Other current liabilities	7,155	6,369
	316,334	313,471

Long-term debt	25,651	175,869
Gold stream obligation	158,839	139,600
Prepaid gold sales	517,723	—
Mine restoration provisions	104,798	104,607
Deferred income taxes	170,004	188,106
Employee benefits obligation	21,135	19,171
Other long-term liabilities	23,777	23,820
	1,338,261	964,644
Equity
Shareholders’ equity
Share capital	3,485,034	3,454,811
Contributed surplus	79,721	84,970
Accumulated other comprehensive loss	(118,447)	(125,256)
Retained earnings	309,332	395,854
	3,755,640	3,810,379
Non-controlling interests	88,951	99,596
	3,844,591	3,909,975
	$5,182,852	$4,874,619

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	33,089	711	33,800

Total cash costs	103,136	44,512	36,740	184,388	13,932	198,320

Gold sold (ounces)	115,288	46,600	48,340	210,228	8,267	218,495

Cash operating costs per ounce ($/ gold ounce sold)	707	807	666	720	1,599	753

Total cash costs per ounce ($/ gold ounce sold)	895	955	760	877	1,685	908

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	33,111	1,078	34,189

Total cash costs	102,931	54,455	28,487	185,873	18,893	204,766

Gold sold (ounces)	142,850	56,700	39,550	239,100	16,797	255,897

Cash operating costs per ounce ($/ gold ounce sold)	555	850	641	639	1,061	667

Total cash costs per ounce ($/ gold ounce sold)	721	960	720	777	1,125	800

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	63,116	1,565	64,681

Total cash costs	208,636	92,673	69,851	371,160	26,691	397,851

Gold sold (ounces)	239,116	94,300	99,790	433,206	19,644	452,850

Cash operating costs per ounce ($/ gold ounce sold)	697	852	612	711	1,279	736

Total cash costs per ounce ($/ gold ounce sold)	873	983	700	857	1,359	879

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	68,272	2,332	70,604

Total cash costs	207,258	83,861	57,519	348,638	35,912	384,550

Gold sold (ounces)	307,900	86,350	94,000	488,250	32,939	521,189

Cash operating costs per ounce ($/ gold ounce sold)	510	847	535	574	1,019	602

Total cash costs per ounce ($/ gold ounce sold)	673	971	612	714	1,090	738

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Inventory sales adjustment	12,097	1,412	168	13,677	—	13,677

Cash operating costs	93,578	39,014	32,384	164,976	13,221	178,197

Gold produced (ounces)	111,583	44,515	48,143	204,241	8,267	212,508

Cash operating costs per ounce ($/ gold ounce produced)	839	876	673	808	1,599	839

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Inventory sales adjustment	2,698	(7,757)	1,587	(3,472)	—	(3,472)

Cash operating costs	81,943	40,413	26,934	149,290	17,815	167,105

Gold produced (ounces)	152,427	49,478	44,056	245,961	16,740	262,701

Cash operating costs per ounce ($/ gold ounce produced)	538	817	611	607	1,064	636

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Inventory sales adjustment	10,175	188	440	10,803	—	10,803

Cash operating costs	176,761	80,561	61,525	318,847	25,126	343,973

Gold produced (ounces)	230,724	94,297	93,559	418,580	19,644	438,224

Cash operating costs per ounce ($/ gold ounce produced)	766	854	658	762	1,279	785

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Inventory sales adjustment	5,216	8,180	(62)	13,334	—	13,334

Cash operating costs	162,122	81,343	50,235	293,700	33,580	327,280

Gold produced (ounces)	318,291	95,842	82,547	496,680	32,877	529,557

Cash operating costs per ounce ($/ gold ounce produced)	509	849	609	591	1,021	618

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	—	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	—	33,089	711	33,800
Corporate administration	2,548	548	1,406	8,466	12,968	902	13,870
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	4,023	4,057	—	4,057
Community relations	106	17	319	—	442	—	442
Reclamation liability accretion	458	313	252	—	1,023	—	1,023
Realized gains on derivative contracts	(202)	(108)	—	—	(310)	—	(310)
Sustaining lease expenditures	83	309	236	512	1,140	—	1,140
Sustaining capital expenditures(2)	38,065	6,428	11,605	—	56,098	637	56,735
Sustaining mine exploration(2)	838	864	(76)	—	1,626	—	1,626

Total all-in sustaining costs	145,066	52,883	50,482	13,001	261,432	15,471	276,903

Gold sold (ounces)	115,288	46,600	48,340	—	210,228	8,267	218,495

All-in sustaining cost per ounce ($/ gold ounce sold)	1,258	1,135	1,044	—	1,244	1,871	1,267

1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,179	6,507	11,706	71,392	637	72,029
Fekola underground	(14,772)	—	—	(14,772)	—	(14,772)
Road construction	(342)	—	—	(342)	—	(342)
Land acquisitions	—	(49)	—	(49)	—	(49)
Other	—	(30)	(101)	(131)	—	(131)

Sustaining capital expenditures	38,065	6,428	11,605	56,098	637	56,735

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	838	928	1,514	3,280	—	3,280
Regional exploration	—	(64)	(1,590)	(1,654)	—	(1,654)

Sustaining mine exploration	838	864	(76)	1,626	—	1,626

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	—	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	—	33,111	1,078	34,189
Corporate administration	2,403	640	1,176	9,836	14,055	574	14,629
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,838	3,838	—	3,838
Community relations	1,370	41	311	—	1,722	—	1,722
Reclamation liability accretion	357	278	277	—	912	—	912
Realized gains on derivative contracts	(688)	(642)	(209)	—	(1,539)	—	(1,539)
Sustaining lease expenditures	981	303	297	465	2,046	—	2,046
Sustaining capital expenditures(2)	59,032	5,752	15,630	—	80,414	1,933	82,347
Sustaining mine exploration(2)	—	1,008	996	—	2,004	—	2,004

Total all-in sustaining costs	166,386	61,835	46,965	14,139	289,325	21,400	310,725

Gold sold (ounces)	142,850	56,700	39,550	—	239,100	16,797	255,897

All-in sustaining cost per ounce ($/ gold ounce sold)	1,165	1,091	1,187	—	1,210	1,274	1,214

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,151	6,098	15,630	95,879	1,933	97,812
Road construction	(2,657)	—	—	(2,657)	—	(2,657)
Fekola underground	(12,462)	—	—	(12,462)	—	(12,462)
Other	—	(346)	—	(346)	—	(346)

Sustaining capital expenditures	59,032	5,752	15,630	80,414	1,933	82,347

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	1,008	996	2,004	—	2,004
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	1,008	996	2,004	—	2,004

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	—	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	—	63,116	1,565	64,681
Corporate administration	5,275	1,062	2,886	17,883	27,106	1,463	28,569
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	67	—	—	8,996	9,063	—	9,063
Community relations	251	30	650	—	931	—	931
Reclamation liability accretion	893	614	490	—	1,997	—	1,997
Realized gains on derivative contracts	(420)	(252)	(31)	—	(703)	—	(703)
Sustaining lease expenditures	167	627	790	1,004	2,588	—	2,588
Sustaining capital expenditures(2)	105,935	14,677	24,503	—	145,115	2,392	147,507
Sustaining mine exploration(2)	2,140	1,598	626	—	4,364	—	4,364

Total all-in sustaining costs	322,944	111,029	99,765	27,883	561,621	30,546	592,167

Gold sold (ounces)	239,116	94,300	99,790	—	433,206	19,644	452,850

All-in sustaining cost per ounce ($/ gold ounce sold)	1,351	1,177	1,000	—	1,296	1,555	1,308

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	133,741	15,037	25,519	174,297	2,392	176,689
Fekola underground	(25,876)	—	—	(25,876)	—	(25,876)
Road construction	(1,930)	—	—	(1,930)	—	(1,930)
Land acquisitions	—	(120)	—	(120)	—	(120)
Other	—	(240)	(1,016)	(1,256)	—	(1,256)

Sustaining capital expenditures	105,935	14,677	24,503	145,115	2,392	147,507

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,140	1,749	3,303	7,192	—	7,192
Regional exploration	—	(151)	(2,677)	(2,828)	—	(2,828)

Sustaining mine exploration	2,140	1,598	626	4,364	—	4,364

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	—	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	—	68,272	2,332	70,604
Corporate administration	5,364	1,139	2,880	18,857	28,240	1,323	29,563
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	8,157	8,157	—	8,157
Community relations	2,044	99	582	—	2,725	—	2,725
Reclamation liability accretion	738	569	571	—	1,878	—	1,878
Realized gains on derivative contracts	(1,459)	(1,814)	(697)	—	(3,970)	—	(3,970)
Sustaining lease expenditures	1,045	610	920	914	3,489	—	3,489
Sustaining capital expenditures(2)	108,808	14,528	32,976	—	156,312	3,939	160,251
Sustaining mine exploration(2)	1,706	1,967	1,490	—	5,163	—	5,163

Total all-in sustaining costs	325,504	100,959	96,241	27,928	550,632	41,174	591,806

Gold sold (ounces)	307,900	86,350	94,000	—	488,250	32,939	521,189

All-in sustaining cost per ounce ($/ gold ounce sold)	1,057	1,169	1,024	—	1,128	1,250	1,135

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	127,946	15,051	32,976	175,973	3,939	179,912
Road construction	(5,067)	—	—	(5,067)	—	(5,067)
Fekola underground study	(14,071)	—	—	(14,071)	—	(14,071)
Other	—	(523)	—	(523)	—	(523)

Sustaining capital expenditures	108,808	14,528	32,976	156,312	3,939	160,251

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	1,967	1,490	5,163	—	5,163
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	1,967	1,490	5,163	—	5,163

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(24,004)	80,418	15,747	166,391

Adjustments for non-recurring and significant recurring non-cash items:
Impairment of long-lived assets	197,141	4,885	197,141	4,885
Write-down of mining interests	636	—	636	16,419
Gain on sale of shares in associate	(16,822)	—	(16,822)	—
Gain on sale of mining interests	(48,662)	—	(48,662)	—
Unrealized (gains) losses on derivative instruments	(119)	757	(1)	3,545
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	2,085	—	2,085
Change in fair value of gold stream	8,387	1,100	19,239	1,100
(Gain) loss on dilution of associate	(998)	—	8,984	—
Deferred income tax recovery	(37,110)	(3,441)	(16,310)	(4,705)

Adjusted net income attributable to shareholders of the Company for the period	78,449	85,804	159,952	191,666

Basic weighted average number of common shares outstanding (in thousands)	1,307,176	1,251,832	1,305,183	1,164,104

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.06	0.07	0.12	0.16

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com